SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24th February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or the Netherlands

24 February 2003

While Capital Management & Investment PLC ("CMI") has yet to clarify its intentions, the Board of Six Continents PLC ("Six Continents") has considered CMI's various statements of last week and is concerned that CMI's approach will involve significant value leakage away from Six Continents shareholders.

•	The Board of Six Continents believes that CMI has timed its approach ahead of the demerger so that it can acquire Six Continents on the cheap. The demerger will allow the market to place clear values on both businesses and set benchmarks against which proposals could be judged.

•	The hotels industry is at a cyclical low point. With the threat of conflict in the Middle East, this is not the time to make wholesale disposals of hotel assets.

•	Already Six Continents franchisees have expressed their extreme concern about a rumoured hostile takeover. According to Jay Fishman, Chairman of the Board of the Owners Association of Six Continents Hotels, "We believe this would be the absolute worst time for change of control with the company. We are in the weakest business environment in the history of the modern hotel industry". He adds, "Franchisees have spent quality time with Richard North, Steve Porter and the leadership team at Six Continents Hotels and believe they have a strong vision for where they want to take the hotel group." The Association is worried about the impact of a takeover and/or break up of the Hotels company on service levels to franchisees and believes that many would seriously consider terminating their licence agreements and leaving the system in the event of a takeover.

•	Based on the AIM admission document for CMI the original Directors of CMI held warrants which would enable them to subscribe for 10% of the Group's issued share capital at preferential rates so diluting shareholders to the advantage of the Directors of CMI.

•	Mr Osmond has previously tabled a sale and leaseback proposal for financing the Retail business. The Board was advised that the terms of this proposal diverged from market norms and would have transferred material value from Six Continents shareholders to his financing vehicle, Sun Capital.

Tim Clarke, Chief Executive of Six Continents, said "We are pursuing a clear plan to deliver shareholder value and the demerger represents the next step in this process. Separation will allow the market to place unambiguous valuations on Mitchells & Butlers and InterContinental Hotels Group. Both companies have well defined strategies and a successful demerger will not prevent consideration of any proposals which might lead to enhanced value for their respective shareholders".

Enquiries:

Tim Clarke	Tel: 020 7409 1919
Richard North	Tel: 020 7409 1919
Fiona Antcliffe	Tel: 020 7404 5959

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and the possible offer and as sponsor to IHG and MAB in connection with the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the separation and return of capital, the Admissions or the possible offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	24th February 2003